May 11, 2006
H. Roger Schwall, Assistant Director
Shannon Buskirk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., mail stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 6, 2006 File No. 001-05153
Dear Mr. Schwall and Ms. Buskirk:
     This is to confirm my conversation with Ms. Shannon Buskirk yesterday, May 10, 2006, of Marathon’s proposed date to file its response to the SEC’s comment letter dated May 2, 2006. As discussed, Marathon intends to file its response on Friday, June 2, 2006. This date was acceptable to Ms. Buskirk.
     Please call the undersigned at 713-296-2535, if you have any questions regarding this submission.

Very truly yours,
/s/ RICHARD J. KOLENCIK

Richard J. Kolencik General Attorney